Jiuzi Holdings Inc.

4F No. 1 Building, Jinsha Lake Business Center

Economic Technology District

Hangzhou, Zhejiang, 311103

People’s Republic of China

December 12, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Jiuzi Holdings Inc.

Registration Statement on Form F-3

File No. 333-267617

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 pm Eastern Time on Wednesday, December 14, 2022, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Jiuzi Holdings Inc.

By:	/s/ Shuibo Zhang
Name:	Shuibo Zhang
Title:	Chief Executive Officer